UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

(Name of Issuer)

Ordinary Shares, Par Value HK$0.025 Per Share

(Title of Class of Securities)

654407105

(CUSIP Number)

Shuang Wang

c/o Ninetowns Internet Technology Group Company Limited

22nd Floor, Building No. 1, Capital A Partners

No. 20 Gong Ti East Road, Chaoyang District

Beijing 100020, People’s Republic of China

Tel No. +86 10 6589 9922

With a copy to:

Paul W. Boltz, Jr.

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

+852 3664 6488

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 2 of 19 Pages

1.	Names of Reporting Persons Shuang Wang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,829,691 ordinary shares
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,829,691 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,829,691 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%[3]
14.	Type of Reporting Person IN

[1]	As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,540,063 Ordinary Shares (including 10,592,393 Ordinary Shares and 1,947,670 Ordinary Shares issuable upon the exercise of vested options or the vesting of restricted shares of the Issuer held by the Reporting Persons).
[2]	See Item 5 below.
[3]	Based on 38,007,770 Ordinary Shares outstanding as of January 13, 2014 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 3 of 19 Pages

1.	Names of Reporting Persons Min Dong
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,829,691 ordinary shares
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,829,691 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,829,691 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%[3]
14.	Type of Reporting Person IN

[1]	As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,540,063 Ordinary Shares (including 10,592,393 Ordinary Shares and 1,947,670 Ordinary Shares issuable upon the exercise of vested options or the vesting of restricted shares of the Issuer held by the Reporting Persons).
[2]	See Item 5 below.
[3]	Based on 38,007,770 Ordinary Shares outstanding as of January 13, 2014 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 4 of 19 Pages

1.	Names of Reporting Persons Value Chain International Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,002,312 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 2,002,312 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,312 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.3%[3]
14.	Type of Reporting Person OO (British Virgin Islands company)

[1]	As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,540,063 Ordinary Shares (including 10,592,393 Ordinary Shares and 1,947,670 Ordinary Shares issuable upon the exercise of vested options or the vesting of restricted shares of the Issuer held by the Reporting Persons).
[2]	See Item 5 below.
[3]	Based on 38,007,770 Ordinary Shares outstanding as of January 13, 2014 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 5 of 19 Pages

1.	Names of Reporting Persons Xiaoguang Ren
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,257,462 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 2,257,462 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,462 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%[3]
14.	Type of Reporting Person IN

[1]	As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,540,063 Ordinary Shares (including 10,592,393 Ordinary Shares and 1,947,670 Ordinary Shares issuable upon the exercise of vested options or the vesting of restricted shares of the Issuer held by the Reporting Persons).
[2]	See Item 5 below.
[3]	Based on 38,007,770 Ordinary Shares outstanding as of January 13, 2014 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 6 of 19 Pages

1.	Names of Reporting Persons Kin Fai Ng
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 807,411 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 807,411 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,411 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%[3]
14.	Type of Reporting Person IN

[1]	As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,540,063 Ordinary Shares (including 10,592,393 Ordinary Shares and 1,947,670 Ordinary Shares issuable upon the exercise of vested options or the vesting of restricted shares of the Issuer held by the Reporting Persons).
[2]	See Item 5 below.
[3]	Based on 38,007,770 Ordinary Shares outstanding as of January 13, 2014 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 7 of 19 Pages

1.	Names of Reporting Persons Oriental Plan Developments Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 634,411 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 634,411 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,411 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%[3]
14.	Type of Reporting Person OO (British Virgin Islands company)

[1]	As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,540,063 Ordinary Shares (including 10,592,393 Ordinary Shares and 1,947,670 Ordinary Shares issuable upon the exercise of vested options or the vesting of restricted shares of the Issuer held by the Reporting Persons).
[2]	See Item 5 below.
[3]	Based on 38,007,770 Ordinary Shares outstanding as of January 13, 2014 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 8 of 19 Pages

1.	Names of Reporting Persons Bolin Wu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,176,908 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 1,176,908 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,908 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%[3]
14.	Type of Reporting Person IN

[1]	As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,540,063 Ordinary Shares (including 10,592,393 Ordinary Shares and 1,947,670 Ordinary Shares issuable upon the exercise of vested options or the vesting of restricted shares of the Issuer held by the Reporting Persons).
[2]	See Item 5 below.
[3]	Based on 38,007,770 Ordinary Shares outstanding as of January 13, 2014 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 9 of 19 Pages

1.	Names of Reporting Persons Zhonghai Xu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 769,912 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 769,912 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 769,912 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%[3]
14.	Type of Reporting Person IN

[1]	As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,540,063 Ordinary Shares (including 10,592,393 Ordinary Shares and 1,947,670 Ordinary Shares issuable upon the exercise of vested options or the vesting of restricted shares of the Issuer held by the Reporting Persons).
[2]	See Item 5 below.
[3]	Based on 38,007,770 Ordinary Shares outstanding as of January 13, 2014 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 10 of 19 Pages

1.	Names of Reporting Persons Tommy Siu Lun Fork
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 698,679 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 698,679 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,679 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%[3]
14.	Type of Reporting Person IN

[1]	As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,540,063 Ordinary Shares (including 10,592,393 Ordinary Shares and 1,947,670 Ordinary Shares issuable upon the exercise of vested options or the vesting of restricted shares of the Issuer held by the Reporting Persons).
[2]	See Item 5 below.
[3]	Based on 38,007,770 Ordinary Shares outstanding as of January 13, 2014 (as provided by the Issuer).

This Amendment No. 2 (this “Amendment No. 2”) amends and restates in its entirety the Statement on Schedule 13D filed on October 22, 2012 on behalf of the Reporting Persons named therein with the United States Securities and Exchange Commission, as amended on July 30, 2013 (as amended and restated by this Amendment No. 2, this “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER

This statement relates to the ordinary shares, par value HK$0.025 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing one Ordinary Share), of the Issuer. The Issuer’s principal executive office is located at 22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, The People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(f) This statement of beneficial ownership on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Wang is a citizen of the People’s Republic of China and his principal occupation is director and chief executive officer of the Issuer. Mr. Wang’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Ms. Dong is a citizen of the People’s Republic of China and her principal occupation is senior vice president of legal affairs, administration and human resources of the Issuer. Ms. Dong’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Value Chain International Limited (“Value Chain”) is a company incorporated under the laws of the British Virgin Islands. Mr. Wang and Ms. Dong are husband and wife and together own 100% of Value Chain. The principal business of Value Chain is that of an investment holding company. The principal business address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Ms. Dong is the sole director of Value Chain.

Mr. Ren is a citizen of the People’s Republic of China and his principal occupation is president of the Issuer. Mr. Ren’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Mr. Ng is a citizen of the Hong Kong Special Administrative Region and his principal occupation is director, senior vice president and company secretary of the Issuer. Mr. Ng’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Oriental Plan Developments Limited (“Oriental Plan”) is a company incorporated under the laws of the British Virgin Islands. Oriental Plan is wholly owned by Mr. Ng. The principal business of Oriental Plan is that of an investment holding company. The principal business address of Oriental Plan is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Ng is the sole director of Oriental Plan.

Mr. Wu is a citizen of the People’s Republic of China and his principal occupation is chief technology officer of the Issuer. Mr. Wu’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Page 11 of 19 Pages

Mr. Xu is a citizen of the People’s Republic of China and his principal occupation is general manager for research and development of the Issuer. Mr. Xu’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Mr. Fork is a citizen of the Hong Kong Special Administrative Region and his principal occupation is chief financial officer of the Issuer. Mr. Fork’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

During the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons anticipate that at the price per Ordinary Share and price per ADS set forth in Merger Agreement (as defined and further described in Item 4 below), approximately US$49.3 million will be expended in acquiring all of the outstanding Ordinary Shares of the Issuer other than the Ordinary Shares owned by the Reporting Persons (the “Publicly Held Shares”). This amount excludes (a) the estimated funds which may be required to pay for the outstanding restricted share awards and the outstanding options to purchase Ordinary Shares; and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares. It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by cash from the resources of the Issuer and its subsidiaries.

ITEM 4.	PURPOSE OF THE TRANSACTION

Consortium Agreement and Proposal

On October 12, 2012, the Reporting Persons entered into a consortium agreement (the “Consortium Agreement”, and the parties to the Consortium Agreement, the “Consortium”). During the period beginning on the date of the Consortium Agreement and ending on the 6-month anniversary of the date of the Consortium Agreement, members of the Consortium have agreed to work exclusively with each other for the purpose of acquiring, directly or indirectly, the Issuer, in a going private transaction in which, among other things, the Consortium, through a newly-formed acquisition vehicle (“Holdco”), will acquire all of the Publicly Held Shares (the “Proposed Transaction”) as contemplated by the Proposal (as defined below).

Under the Consortium Agreement, the members of the Consortium agreed to cooperate with each other in evaluating the Issuer, the Proposal and the Proposed Transaction; engage in discussions with the Issuer regarding the terms of the Proposal; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction; not to (1) make a competing proposal for the acquisition of control of the Issuer or (2) acquire or dispose of any ADSs, Ordinary Shares or any warrants, options or any other securities that are convertible into ADSs or Ordinary Shares, other than through the Proposed Transaction; and if the Transaction is consummated, be reimbursed by Holdco (or another entity agreed by the Consortium) for certain costs and expenses related to the Proposed Transaction.

On October 12, 2012, the Consortium submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition of all of the Publicly Held Shares for cash consideration in the range of US$1.80 to US$2.00 per Ordinary Share. The Consortium also stated in the Proposal that the members of the Consortium who own Ordinary Shares and/or ADSs are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their respective stakes in the Issuer to a third party.

Page 12 of 19 Pages

Merger Agreement

On January 29, 2014, Ninetowns Internet Technology Group Company Limited (the “Company” or the “Issuer”) entered into an agreement and plan of merger (the “Merger Agreement”) with Ninetowns Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Ninetowns Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”). Parent and Merger Sub are beneficially owned by the Reporting Persons.

The Merger Agreement provides for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Under the terms of the Merger Agreement, upon completion of the Merger, the shareholders of the Company will receive US$1.80 per Common Share and US$1.80 per ADS. The price per Common Share and per ADS represents a premium of 66.7% over the Company’s closing price as quoted by the Nasdaq Global Market on October 11, 2012, the last trading day prior to the Company’s announcement on October 12, 2012 that it had received a going private proposal.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be approved by (i) an affirmative vote of shareholders representing two-thirds or more of the Ordinary Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company, and (ii) an affirmative vote of shareholders representing a majority of the Ordinary Shares other than the Rollover Shares (as defined below) present and voting in person or by proxy at the extraordinary general meeting of shareholders of the Company.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by the Reporting Persons and its ADSs will no longer be listed on the Nasdaq Global Market. In addition, consummation of the Merger could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Voting and Subscription Agreement

In connection with the transactions contemplated by the Merger Agreement, on January 29, 2014, Parent and the Reporting Persons entered into a voting and subscription agreement (the “Voting and Subscription Agreement”), whereby the Reporting Persons have agreed to, with respect to the Ordinary Shares (including Ordinary Shares represented by ADSs) listed in the Voting and Subscription Agreement (the “Rollover Shares”), (i) vote in favor of the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, (ii) vote against any competing proposal at any shareholders’ meeting of the Company, (iii) have the Rollover Shares cancelled for nil consideration in connection with the Merger, and (iv) subscribe for a certain equity interest in Parent as listed in the Voting and Subscription Agreement. The obligations of the Reporting Persons contained in the Voting and Subscription Agreement terminate upon the valid termination of the Merger Agreement by mutual consent in accordance with its terms.

In addition, from the date of the Voting and Subscription Agreement until termination thereof, the Reporting Persons will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement with respect to any Rollover Shares (other than the Voting and Subscription Agreement), (iv) knowingly take any action that would make any representation or warranty of such Reporting Person set forth in the Voting and Subscription Agreement untrue or incorrect or have the effect of preventing, disabling or delaying such Reporting Person from performing any of his, her, or its obligations under the Voting and Subscription Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in (i) through (iv).

Page 13 of 19 Pages

Limited Guaranty

In connection with the transactions contemplated by the Merger Agreement, on January 29, 2014, Mr. Shuang Wang entered into a limited guaranty in favor of the Company (the “Limited Guaranty”), whereby Mr. Shuang Wang (the “guarantor”) has agreed to guarantee the obligations of Parent under the Merger Agreement to pay, under certain circumstances, a reverse termination fee to the Company and reimburse certain expenses incurred by the Company. The Limited Guaranty will terminate as of the earliest of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where Parent would not be obligated to pay Parent’s reverse termination fee or otherwise make payments to the Company pursuant to the Merger Agreement; and (iii) the date falling six months from the date of any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent would be obligated to pay Parent’s reverse termination fee or otherwise make payments to the Company pursuant to the Merger Agreement if the Company has not presented a claim for payment by the last day of such six-month period. However, if the Company or any of its controlled affiliates asserts a claim other than as permitted under the Limited Guaranty, including a claim against certain specified non-recourse parties or recourse parties (other than certain specified retained claims) or a claim in excess of the guaranteed amounts, the Limited Guaranty will immediately terminate and become null and void, the guarantor will be entitled to recover and retain all payments previously made pursuant to the Limited Guaranty and none of the guarantor and certain specified non-recourse parties and recourse parties will have any liability under the Limited Guaranty, the Merger Agreement or any other related documents, or any of the transactions contemplated by the Limited Guaranty, the Merger Agreement or any other related documents.

Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

The descriptions of the Consortium Agreement, the Proposal, the Merger Agreement, the Voting and Subscription Agreement and the Limited Guaranty in this Item 4 are qualified in their entirety by reference to the complete text of the Consortium Agreement, the Proposal Letter, the Merger Agreement, the Voting and Subscription Agreement and the Limited Guaranty, which have been filed as Exhibits 7.02, 7.03, 7.05, 7.06 and 7.07, respectively, to this statement and which are incorporated herein by reference in their entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)	The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:1 2	Percent of class:[3]	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shuang Wang[4]	6,829,691	17.7%	0	6,829,691	0	6,829,691
Min Dong[4]	6,829,691	17.7%	0	6,829,691	0	6,829,691
Value Chain International Limited	2,002,312	5.3%	2,002,312	0	2,002,312	0
Xiaoguang Ren[5]	2,257,462	5.9%	2,257,462	0	2,257,462	0
Kin Fai Ng6	807,411	2.1%	807,411	0	807,411	0
Oriental Plan Developments Limited	634,411	1.7%	634,411	0	634,411	0
Bolin Wu7	1,176,908	3.1%	1,176,908	0	1,176,908	0
Zhonghai Xu8	769,912	2.0%	769,912	0	769,912	0
Tommy Siu Lun Fork[9]	698,679	1.8%	698,679	0	698,679	0

[1]	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.
[2]	Each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,540,063 Ordinary Shares (including 10,592,393 Ordinary Shares and 1,947,670 Ordinary Shares issuable upon the exercise of vested options or the vesting of restricted shares of the Issuer held by the Reporting Persons).
[3]	Percentage of beneficial ownership of each Reporting Person is based on 38,007,770 Ordinary Shares outstanding as of January 13, 2014 (as provided by the Issuer).
[4]	Includes (i) 2,002,312 Ordinary Shares held by Value Chain, (ii) 4,077,215 Ordinary Shares held by Mr. Wang, (iii) 420,893 Ordinary Shares issuable upon the exercise of vested options held by Mr. Wang, (iv) 131,592 Ordinary Shares held by Ms. Dong and (v) 197,679 Ordinary Shares issuable upon the exercise of vested options held by Ms. Dong. Mr. Wang and Ms. Dong own 100.0% of Value Chain and, pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, they may be deemed to beneficially own all of the Ordinary Shares held by Value Chain.
[5]	Includes (i) 1,925,808 Ordinary Shares held by Mr. Ren, and (ii) 331,654 Ordinary Shares issuable upon the exercise of vested options held by Mr. Ren.
[6]	Includes (i) 634,411 Ordinary Shares held through Mr. Ng’s 100.0% ownership of Oriental Plan Developments Limited, (ii) 41,000 Ordinary Shares held by Mr. Ng, and (iii) 132,000 Ordinary Shares issuable upon the exercise of vested options held by Mr. Ng.
[7]	Includes (i) 811,621 Ordinary Shares held by Mr. Wu, and (ii) 365,287 Ordinary Shares issuable upon the exercise of vested options held by Mr. Wu.
[8]	Includes (i) 577,434 Ordinary Shares held by Mr. Xu, and (ii) 192,478 Ordinary Shares issuable upon the vesting of restricted shares held by Mr. Xu.
[9]	Includes (i) 391,000 Ordinary Shares held by Mr. Fork, and (ii) 307,679 Ordinary Shares issuable upon the exercise of vested options held by Mr. Fork.

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(c)	Except for the vesting of options and restricted shares held by the Reporting Persons as set forth above, there were no transactions in the Ordinary Shares effected by the Reporting Persons during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Consortium Agreement, the Proposal, the Merger Agreement, the Voting and Subscription Agreement and the Limited Guaranty, which have been filed as Exhibits 7.02, 7.03, 7.05, 7.06 and 7.07, are incorporated herein by reference in its entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.04:	Power of Attorney dated January 29, 2014, granted by each of Mr. Shuang Wang, Ms. Min Dong, Ninetowns Holdings Limited, Ninetowns Merger Sub Limited, Value Chain International Limited, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan Developments Limited, Mr. Bolin Wu, Mr. Tommy Siu Lun Fork and Mr. Zhonghai Xu in favor of Mr. Shuang Wang and Mr. Tommy Siu Lun Fork.

Exhibit 7.05:	Agreement and Plan of Merger, dated as of January 29, 2014, among Ninetowns Internet Technology Group Company Limited, Ninetowns Holdings Limited and Ninetowns Merger Sub Limited.

Exhibit 7.06:	Voting and Subscription Agreement, dated as of January 29, 2014, by and among Ninetowns Holdings Limited and each of the Reporting Persons.

Exhibit 7.07:	Limited Guaranty, dated as of January 29, 2014, by Shuang Wang in favor of Ninetowns Internet Technology Group Company Limited.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2014

SHUANG WANG

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

MIN DONG

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

VALUE CHAIN INTERNATIONAL LIMITED

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

XIAOGUANG REN

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

KIN FAI NG

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

ORIENTAL PLAN DEVELOPMENTS LIMITED

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

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BOLIN WU

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

ZHONGHAI XU

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

TOMMY SIU LUN FORK

By:	/s/ Tommy Siu Lun Fork
Name: Tommy Siu Lun Fork
Title: Attorney-in-fact

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INDEX TO EXHIBITS

Exhibit 7.01:	Joint Filing Agreement, dated October 22, 2012, by and among the Reporting Persons (incorporated herein by reference to Exhibit 7.01 to Schedule 13D filed on October 22, 2012).

Exhibit 7.02:	Consortium Agreement, dated October 12, 2012, by and among the Consortium members (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed on October 22, 2012).

Exhibit 7.03:	Proposal Letter to the Issuer dated October 12, 2012 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed on October 22, 2012).

Exhibit 7.04:	Power of Attorney dated January 29, 2014, granted by each of Mr. Shuang Wang, Ms. Min Dong, Ninetowns Holdings Limited, Ninetowns Merger Sub Limited, Value Chain International Limited, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan Developments Limited, Mr. Bolin Wu, Mr. Tommy Siu Lun Fork and Mr. Zhonghai Xu in favor of Mr. Shuang Wang and Mr. Tommy Siu Lun Fork.

Exhibit 7.05:	Agreement and Plan of Merger, dated as of January 29, 2014, among Ninetowns Internet Technology Group Company Limited, Ninetowns Holdings Limited and Ninetowns Merger Sub Limited.

Exhibit 7.06:	Voting and Subscription Agreement, dated as of January 29, 2014, by and among Ninetowns Holdings Limited and each of the Reporting Persons.

Exhibit 7.07:	Limited Guaranty, dated as of January 29, 2014, by Shuang Wang in favor of Ninetowns Internet Technology Group Company Limited.

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